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Exhibit

Exhibit            Description

99.1                 Announcement on 2020/02/11: Represent subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. to announce of acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

99.2                 Announcement on 2020/02/12: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2020/02/20: To announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2020/02/26: Important Resolutions from 14th term 13th Board Meeting

99.5                 Announcement on 2020/02/26: Board Meeting Resolution on dividend distribution

99.6                 Announcement on 2020/02/26: Board Meeting Resolution on issuing Restricted Stock Awards for employees

99.7                 Announcement on 2020/02/26: The announcement of UMC Board of Directors’ Resolution to convene the Annual General Meeting

99.8                 Announcement on 2020/02/26: The board meeting approved capital budget execution

99.9                 Announcement on 2020/02/26: UMC’s donation to UMC Science and Culture Foundation

99.10               Announcement on 2020/02/26: The amount of new loans funded by the Company reaches NT$10 million and is higher than 2% of the net worth stated in the latest financial report

99.11               Announcement on 2020/02/26: To announce the Closed Period of Bonds Conversion & Last Conversion Date of the Company Zero Coupon Convertible Bonds Due 2020

99.12               Announcement on 2020/02/12: January Revenue

99.13               Announcement on 2020/02/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. to announce of acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

1. Date of occurrence of the event: 2020/02/11

2. Method of the present increase (decrease) in investment: HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. invests in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

3. Transaction volume, price per unit, and total monetary amount of the transaction:

Trading volume: NA;

Price per unit: NA;

Total amount: RMB3,500,000,000 (approximately NTD14,987,000,000)

4. Company name of the invested mainland Chinese company: UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

5. Paid-in capital of said invested mainland Chinese company: RMB12,697,794,000

6. Amount of new capital increment currently planned by said invested mainland Chinese company: RMB3,500,000,000

7. Main business items of said invested mainland Chinese company: Integrated circuit manufacturing and sales

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified audit opinion

9. Total equity of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB7,614,030,457.64

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Loss of RMB2,571,466,689.02

11. Amount of actual investment to date in said invested mainland Chinese company:

Including the present investment is RMB11,781,170,000

(Including UNITED MICROCHIP CORPORATION invests in RMB 6,440,910,000, and HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. invests in RMB 5,340,260,000)

12. Counterparty to the transaction and its relationship to the Company: The Company’s subsidiary

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:

Participate in subsidiary capital increase; N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment: Wire transfer

Restrictive covenants in the contract: N/A

Other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure

Reference for the decision on price: Based on the capital increase schedule of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

The decision-making department: Board of Directors

18. Broker: None

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction?: None

21. Is it a related party transaction?: Yes

22. Date of the board of directors’ resolution: 2020/02/11

23Date of the recognition of the supervisors or the board of independent directors’ resolution: 2020/02/11.

24. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD1,341,585,358

25. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 34%

26. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 13%

27. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 20%

28. Total amount of actual investment in the mainland China area to date: USD1,341,585,358

29. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 34%

30. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 13%

31. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 20%

32. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2016: Loss NTD2,086,785 thousand;

2017: Loss NTD2,257,487 thousand;

2018: Loss NTD6,836,997 thousand;

33. Amount of profit remitted back to Taiwan for the most recent three fiscal years: ZERO

34. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

35. Name of the CPA firm: N/A

36. Name of the certifying CPA: N/A

37. The practice certificate number of the CPA: N/A

38. Any other matters that need to be specified:

China subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. will invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. with its own funds of RMB 3,500,000,000 (approximately USD500,000,000)

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2019/02/13~2020/02/12

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

average unit price: $1,695,699,493 NTD;

total transaction price: $1,695,699,493 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

LAM RESEARCH INTERNATIONAL SARL; non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

transaction: price negotiation;

the reference basis for the decision on price: market price

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: NA

11. Name of the appraiser: NA

12. Practice certificate number of the appraiser: NA

13. Is the appraisal report price a limited price or specific price?: NA

14. Has an appraisal report not yet been obtained?: NA

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: NA

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: NA

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2020/01/22~2020/02/20

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

average unit price: $1,092,572,625 NTD;

total transaction price: $1,092,572,625 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

transaction: price negotiation;

the reference basis for the decision on price: market price

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: NA

11. Name of the appraiser: NA

12. Practice certificate number of the appraiser: NA

13. Is the appraisal report price a limited price or specific price?: NA

14. Has an appraisal report not yet been obtained?: NA

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction?: NA

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: NA

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

Important Resolutions from 14th term 13th Board Meeting

1. Date of occurrence of the event: 2020/02/26

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved the 2019 Business Report and Financial Statements

The Company’s consolidated revenue for 2019 was NT$148,202 million and net income attributable to the stockholders of the parent was NT$9,708 million, with EPS of NT$0.82

(2) Approved the 2019 employee cash compensation of NT$1,133.0 million and director compensation of NT$10.3 million

(3) Approved Dividend Distribution. (approximately NT$0.75 per share)

(4) Approved this round’s capital budget execution of NTD 20,836 million towards capacity deployment

(5) Approved the proposal for issuing Restricted Stock Awards for employees and will propose at the 2020 Annual General Meeting for discussion

(6) The 2020 Annual General Meeting will be held at 9:00 AM on Wednesday, June 10, 2020 at UMC’s Fab 8S Conference Hall, located at No. 16, Creation Rd. 1, Hsinchu Science Park

(7) Approved for UMC’s Singapore branch to lend funds to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. for the amount of up to US$200 million

(8) Approved UMC’s donation of NTD$10 million to UMC Science and Culture Foundation.

6. Countermeasures: N/A

7. Any other matters that need to be specified: None

Exhibit 99.5

Board Meeting Resolution on dividend distribution

1. Date of the board of directors’ resolution: 2020/02/26

2. Appropriations of earnings in cash dividends to shareholders (NT$ per share): 0.75

3. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

4. Total amount of cash distributed to shareholders (NT$): 9,765,154,720

5. Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

6. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

7. Total amount of stock distributed to shareholders (shares): 0

8. Any other matters that need to be specified: None

Exhibit 99.6

Board Meeting Resolution on issuing Restricted Stock Awards for employees

1. Resolution date of the board of directors: 2020/02/26

2. Expected issue price: The shares are issued gratuitously with an issuance price of NT$0 per share

3. Expected total amounts(shares) of issuance: A maximum of 233.2 million common shares will be issued, accounting for approximately 1.98% of the outstanding common shares of the Company. The par value per share is NT$10, and the total issued amount is NT$2,332 million

4. Vesting conditions:

(1) If an employee, after having been granted a restricted stock award, who remains on the job on the vesting date, is determined by the Company as having not violated the employment contract, employee code of conduct, trust agreement, corporate governance best practice principles, ethical corporate management best practice principles, work handbook, non-compete and non-disclosure agreement of the Company or any other agreement with the Company, and has fulfilled the personal performance indicators and operational goals set by the Company, proportions of the vesting shares to be granted for such employee on the vesting date each year is as follows:

a. On the job for 2 years after granting: 33%

b. On the job for 3 years after granting: 33%

c. On the job for 4 years after granting: 34%

(2) Personal performance indicator(s): A performance rating of A or higher for the last fiscal year prior to the end of each vesting period

(3) The return on equity % (ROE%) and operating margin % (OM%) are used as performance indicators for the operational goals of the Company. The performance target for the two indicators are listed below, which shall be simultaneously fulfilled. Determination of fulfillment of the indicators will be based on the consolidated financial statements, audited by a certified public accountant, for the last fiscal year prior to the end of each vesting period

Indicator                          Return on equity (ROE%)    Operating margin (OM%)

---------------------------    -------------------------------     -------------------------------

2 years after granting      6% or above                          6% or above

3 years after granting      8% or above                          8% or above

4 years after granting     10% or above                        10% or above

5. Measures to be taken when employees fail to meet the vesting conditions or in the event of inheritance:

Where an employee has failed to fulfill the vesting conditions, the shares granted to him/her will be recovered and canceled by the Company without compensation.  Any other matters will be subject to the regulations established by the Company to govern the issuance of the shares

6. Other terms and conditions of issuance: None

7. Qualification requirements for employees:

(1) To protect the rights and interest of shareholders, the Company will carefully manage the awards program. The program shall apply to any full-time employee of the Company who has already been on the job on the date of the granting of restricted stock award shares. Such employee shall reach a certain level of performance and fulfill the following conditions:

a. The employee is strongly related to the future strategic development of the Company

b. The employee is a core technical talent

(2) The number of grantable restricted stock award shares will be based on seniority, job level, position, job performance, overall contribution, special achievement or other conditions required as the basis for management. The number of shares granted shall be approved by the Chairman and submitted to the Board of Directors for resolution. Any employee who holds a managerial position shall be subject to the approval of the Remuneration Committee

(3) Any person who holds 10% and more of the outstanding common shares of the Company is not eligible for a grant. Any member of the Remuneration Committee or any member of the Board of Directors who is not an employee is not eligible for a grant

8. The reason why it is necessary to issue restricted stocks for employees:

The Company, in order to attract and retain key talent for the achievement of its medium- and long-term objectives, intends to encourage employees to spare no efforts in reaching its operational goals. The aim is to create more benefits for the Company and its shareholders and ensure the alignment of the interest of its employees with that of its shareholders

9. Calculated expense amount:

The Company shall measure the fair value of the shares on the grant date and recognize the related expenses by year during the vesting period. Under the circumstance where all the vesting conditions have been fulfilled, the total estimated calculated expense amount at NT$16.4, the closing price of the Company’s common stock on February 17, 2020, is NT$3,824.5 million. The estimated calculated expense amounts for 2020 to 2024 respectively are NT$460.1 million, NT$1,376.8 million, NT$1,165.9 million, NT$605.2 million, and NT$216.4 million

10. Dilution of EPS:

Calculated on the basis of 11,773,994,401, the number of the Company’s outstanding common shares on February 17, 2020, the dilution of Company’s EPS is estimated in the amount of NT$0.03, NT$0.09, NT$0.08, NT$0.05, and NT$0.03 for 2020 to 2024, respectively

11. Other factors affecting shareholder’s equity: No significant impact

12. Restricted rights before employees meet the vesting conditions:

Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, except for the case of inheritance, the restricted stock award shares may not be sold, pledged, transferred, gifted to others, used to create any encumbrance or otherwise disposed of

13. Other important stipulations:

The restricted stock award shares issued by the Company shall be placed under custodial trust

14. Any other matters that need to be specified:

(1) Where the conditions set for this issue of restricted stock award shares require revision or amendment due to instructions from the competent authority, amendment of the applicable laws and regulations or conditions in the financial market, it is proposed that a Shareholders’ Meeting will authorize the Board of Directors or any person authorized by the Board to deal with the matter at full discretion

(2) The issuance of restricted stock award shares, its related limitations and the important matters agreed to, or any matter not provided for, shall be subject to the applicable laws and regulations and the regulations established by the Company to govern the issuance

Exhibit 99.7

The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting

1. Date of the board of directors’ resolution: 2020/02/26

2. Date for convening the shareholders’ meeting: 2020/06/10

3. Location for convening the shareholders’ meeting: UMC’s Fab8S Conference Hall (No. 16, Creation Rd. 1, Hsinchu Science Park)

4. Cause or subjects for convening the meeting

(1) Report Items:

1. 2019 business report

2. Audit Committee’s report of the 2019 audited financial reports

3. 2019 distributable compensation for employees and directors

4. The status of the 20th share repurchase program

5. The Company’s subsidiary, HeJian Technology (Suzhou) Co., Ltd., to suspend the submission process for listing application on Shanghai Stock Exchange

5. Cause or subjects for convening the meeting

(2) Matters for Ratification:

1. The Company’s 2019 business report and financial statements

2. The Company’s 2019 earnings distribution

6. Cause or subjects for convening the meeting

(3) Matters for Discussion:

1. To propose the issuance of Restricted Stock Awards

7. Cause or subjects for convening the meeting

(4) Elections: None

8. Cause or subjects for convening the meeting

(5) Other Proposals: None

9. Cause or subjects for convening the meeting

(6) Extemporary Motions: None

10. Book closure starting date: 2020/04/12

11. Book closure ending date: 2020/06/10

12. Any other matters that need to be specified: None

Exhibit 99.8

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2020/02/26

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 20,836 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.9

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2020/02/26

2. The reason for the donation: For the promotion of culture education

3. The total amount of the donation: NT$10 million

4. Counterparty to the donation: UMC Science and Culture Foundation

5. Relationship to the Company: A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of the independent director that expressed objection or reservation: None

7. Contents of the objection or reservation: None

8. Any other matters that need to be specified: None

Exhibit 99.10

The amount of new loans funded by the Company reaches NT$10 million and is higher than 2% of the net worth stated in the latest financial report

1. Date of occurrence of the event: 2020/02/26

2. Name of the company who receive the monetary loans, its relationship to the Company who extend the loans, ceiling amount on the monetary loans extended, amount of loans originally extended, amount of the current additional loans, whether or not the board of directors authorize the chairperson to give loans for the borrowing counterparty; total extended amount of loans and the reason for loans as of the date of occurrence of the event:

1). Name of the company who receive the monetary loans:

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

2). Its relationship to the Company who extend the loans: the Company’s subsidiary

3). Ceiling amount on the monetary loans extended: NT$20,680,436 (thousand)

4). Amount of loans originally extended: NT$7,582,500 (thousand)

5). Amount of the current additional loans: NT$6,066,000 (thousand)

6). Whether or not the board of directors authorize the chairperson to give loans to the borrowing counterparty: Yes

7). Total extended amount of loans and the reason for loans as of the date of occurrence of the event: NT$13,648,500 (thousand), for the short-term working capital needs of loan recipient.

3. Content and value of collaterals provided by the loan recipient, if any: None

4. Capital and Accumulated profit/loss of the loan recipient according to its latest financial report:

Capital of the loan recipient is NT$54,549,723 (thousand); accumulated loss of the loan recipient is NT$31,534,459 (thousand)

5. Method of calculation of interest: by the actual days of outstanding loans; interest rate of the loan is not less than cost of funds of the company’s Singapore branch

6. Terms/conditions and date for repayment: repay the loans and interests when the loan is due; the due date of the loan is one year from the loan’s contract date

7. The Company’s total amount of monetary loans extended as of the date of occurrence of the event: NT$13,650,873(thousand)

8. The ratio of the total amount of monetary loans extended to the Company’s net worth on its most recent financial statements as of the date of occurrence of the event: 6.60%

9. Sources of funds to extend monetary loans to others: Others

10. Any other matters that need to be specified:

1). The source of funds to extend the monetary loans is the company’s Singapore branch

2). Amount of the current additional loans is USD 0.2 billion; foreign exchange rate is 30.33 on 2020/02/25

Exhibit 99.11

To announce the Closed Period of Bonds Conversion & Last Conversion Date of the Company Zero Coupon Convertible Bonds Due 2020

1. Date of occurrence of the event:2020/02/26

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

(1) Conversion Period in relation to the Bonds shall expire at the close of business on 2020/05/08

(2) For holding the 2020 annual general meeting, the book closure starting date of common shares is 2020/04/12. The Closed Period of Bonds Conversion of the Company Zero Coupon Convertible Bonds Due 2020 is changed, and the information is as follows:

(i) The Closed Period of Bonds Conversion: 2020/04/01~2020/05/18

(ii) Last Conversion Date: 2020/03/31

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 99.12

United Microelectronics Corporation

February 12, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of January 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
January	Net sales	14,091,018	11,795,477	2,295,541	19.46%
Year-to-Date	Net sales	14,091,018	11,795,477	2,295,541	19.46%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,545,000	7,507,500	20,463,890

Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of January 31, 2020 was US$ 40 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	92,087,503
UMC (Note2)	14,003,520	13,933,920	92,087,503

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019 and December 18, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	724,320	0
Fair Value	0	0	196	0
Net profit (loss) from Fair Value	0	0	196	0
Written-off Trading
Contracts	0	0	478,520	0
Realized profit (loss)	0	0	120	0

Exhibit 99.13

United Microelectronics Corporation

For the month of January, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2019	Number of shares as of January 31, 2020	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2019	Number of shares as of January 31, 2020	Changes
--	--	--	--	--